United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the year ended December 31, 2012.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2011 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2012 (“our 2011 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC, on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our most recent annual report on Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

OPERATING AND FINANCIAL REVIEW AS OF DECEMBER 31, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2012 AND 2011

The following tables set forth unaudited preliminary consolidated financial information for América Móvil as of December 31, 2012 and unaudited preliminary consolidated results of operations of América Móvil for the year ended December 31, 2012. For comparative purposes, the tables include financial information as of and for the year ended December 31, 2011. The tables should be read in conjunction with our audited annual consolidated financial statements as of and for the year ended December 31, 2011, which are included in 2011 Form 20-F.

Our consolidated financial statements as of and for the year ended December 31, 2012 are not yet complete or available, and the independent audit of those financial statements has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2012 presented below is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this report on Form 6-K, our independent registered public accounting firm has expressed no opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2012. Our audited financial statements for such period may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

Beginning on January 1, 2012, we present commissions paid to distributors as a gross commission expense rather than as a reduction in revenues. This change in accounting has been retroactively applied to the financial information for the year ended December 31, 2011 presented below; however, our audited annual consolidated financial statements included in our 2011 Form 20-F present commissions paid to distributors as a reduction in revenues. For more information, see Note 2 d) to our unaudited interim condensed consolidated financial statements as of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011, included in our report on Form 6-K filed with the SEC on November 27, 2012.

In the first quarter of 2012 we acquired control of a majority of the voting equity of Net Serviços de Comunicação, S.A. (“Net Serviços”), a provider of pay television (“Pay TV”) services in Brazil. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented below for the year ended December 31, 2012 consolidate the results of Net Serviços. Prior to January 1, 2012, we accounted for Net Serviços using the equity method and, accordingly, our share of its net profits was recorded in our income statement under “equity in net income of associated companies.” The consolidation of Net Serviços affects the comparability of our results for the years ended December 31, 2012 and 2011.

Condensed Consolidated Financial Data of América Móvil

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos” or “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.13.0101 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación). You should not construe these translations or any other currency translations included herein as representations that the nominal Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

Certain figures included in this report on Form 6-K have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations of the figures that precede them.

	For the year ended December 31,
	2011	2012
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
		(unaudited preliminary)	(unaudited preliminary)
Income Statement Data
Operating revenues:
Mobile voice services	Ps. 281,952,808	Ps. 287,133,858	U.S.$	22,070
Fixed voice services	139,219,344	123,778,159		9,514
Mobile data services	102,190,374	136,394,772		10,484
Fixed data services	72,007,127	83,628,831		6,428
Paid television	16,958,846	56,520,982		4,344
Other services	77,637,813	87,613,043		6,734

Total operating revenues	689,966,312	775,069,645		59,574

Operating costs and expenses:
Cost of sales and services	290,902,040	343,446,139		26,398
Commercial, administrative and general expenses	147,115,441	167,148,944		12,848
Other expenses	3,176,328	3,579,638		275
Depreciation and amortization	93,997,035	103,584,737		7,962

Total operating costs and expenses	535,190,844	617,759,458		47,483

Operating income	154,775,468	157,310,187		12,091
Interest income	6,853,900	5,776,600		444
Interest expense	(20,791,606)	(24,914,596)		(1,915)
Exchange (loss) gain, net	(22,394,716)	7,395,154		568
Valuation of derivatives and other financial items, net	8,177,786	(7,810,338)		(600)
Equity in net income of associated companies	1,923,997	761,361		59

Profit before income tax	128,544,828	138,518,368		10,647
Income tax	40,420,662	46,378,691		3,565

Net profit for the year	Ps. 88,124,166	Ps. 92,139,677	U.S.$	7,082

Net profit for the period attributable to:
Equity holders of the parent	Ps. 82,853,529	Ps. 91,440,880	U.S.$	7,028
Non-controlling interest	5,270,637	698,797		54

	Ps. 88,124,166	Ps. 92,139,677	U.S.$	7,082

	At December 31,
	2011	2012
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
		(unaudited preliminary)	(unaudited preliminary)
Balance Sheet Data
Total current assets	Ps. 240,277,267	Ps. 207,802,511	U.S.$	15,972
Total non-current assets	705,339,594	794,766,774		61,089

Total assets	945,616,861	1,002,569,285		77,061

Total current liabilities	262,758,431	251,529,949		19,333
Long-term debt	353,975,487	404,048,282		31,057
Deferred taxes	16,751,716	21,231,775		1,632
Deferred revenues	3,175,796	1,100,195		85
Employee benefits	13,315,736	12,335,707		948

Total liabilities	649,977,166	690,245,908		53,055
Equity:
Capital stock	96,419,636	96,414,841		7,411
Retained earnings:
Prior years	81,198,952	121,679,111		9,353
Profit for the year	82,853,529	91,440,880		7,028

Total retained earnings	164,052,481	213,119,991		16,381

Other comprehensive income (loss) items	25,168,067	(7,737,017)		(595)

Equity attributable to equity holders of the parent	285,640,184	301,797,815		23,197

Non-controlling interests	9,999,511	10,525,562		809

Total equity	295,639,695	312,323,377		24,006

Total liabilities and equity	Ps. 945,616,861	Ps. 1,002,569,285	U.S.$	77,061

Consolidated Results of Operations for the Years Ended December 31, 2012 and 2011

Our international operations account for a significant portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods.) We believe that this additional information helps investors better understand the performance and contribution to our consolidated results of our non-Mexican operations.

Operating Revenues

Total operating revenues for 2012 increased by 12.3%, or Ps.85.1 billion, over 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total operating revenues for 2012 increased by 6.9% over 2011. The increase was principally attributable to increases in revenues from our mobile data, fixed data and paid television services.

Mobile Voice—Mobile voice revenues for 2012 increased by 1.8%, or Ps.5.2 billion, over 2011. At constant exchange rates, mobile voice revenues for 2012 increased by 1.1% over 2011. The increase was principally due to an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers and reductions in rates charged to customers, principally in Mexico and Brazil.

Fixed Voice —Fixed voice revenues for 2012 decreased by 11.1%, or Ps.15.4 billion, from 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed voice revenues for 2012 decreased by 8.2% from 2011. The decrease was principally due to a decrease in long distance traffic and lower interconnection rates, principally in Mexico and Brazil.

Mobile Data—Mobile data revenues for 2012 increased by 33.5%, or Ps.34.2 billion, over 2011. At constant exchange rates, mobile data revenues for 2012 increased by 32.9% over 2011. The increase was principally due to increased use of services, such as SMS messaging and web browsing, as well as content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for 2012 increased by 16.1%, or Ps.11.6 billion, over 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed data revenues for 2012 increased by 6.0% over 2011. The increase was principally attributable to residential subscriber and broadband services growth, including growth of corporate data services.

Paid Television—Paid television revenues for 2012 more than tripled over 2011, primarily because of the consolidation of Net Serviços. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, paid television revenues for 2012 increased by 56.7% over 2011. The increase was principally due to increased use of our services as a result of the introduction of new plans, particularly in Brazil, and subscriber growth in our operations in Brazil, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services for 2012 increased by 12.8%, or Ps.10.0 billion, over 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, revenues from other services for 2012 increased by 13.5% over 2011.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2012 increased by 18.1% over 2011, representing 44.3% of operating revenues compared to 42.2% of operating revenues for 2011. The Ps.52.5 billion increase for 2012 principally reflects the consolidation of Net Serviços commencing in January 2012, as well as increases in both cost of services and cost of equipment, as explained below. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, cost of sales and services for 2012 increased by 12.2% over 2011.

Cost of services increased by 19.0%, or Ps.37.1 billion, to Ps.232.9 billion for 2012 from Ps.195.8 billion for 2011. This increase was principally due to the consolidation of Net Serviços commencing in January 2012, increased content charges as a result of the growth in our paid television business, increased costs to support the growth in our mobile data business and higher royalty payments, as well as higher network maintenance and expansion, real estate leasing, electricity and labor costs. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, cost of services for 2012 increased by 10.9% over 2011.

Cost of equipment increased by 16.2%, or Ps.15.4 billion, to Ps.110.5 billion for 2012 from Ps.95.1 billion for 2011. The percentage increase is the same at constant exchange rates and excluding the effects of the consolidation of Net Serviços. This increase primarily reflects the effect of new plans offered to customers that include more expensive equipment, such as handsets, accessories and computers.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2012 increased by 13.6%, or Ps.20.0 billion, over 2011. This increase principally reflects higher costs for advertising, labor obligations and customer care centers, including an expansion of physical customer care centers and call center services. As a percentage of operating revenues, commercial, administrative and general expenses for 2012 increased to 21.6%, from 21.3% for 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, commercial, administrative and general expenses for 2012 increased by 6.5% over 2011.

Depreciation and amortization—Depreciation and amortization for 2012 increased by 10.2%, or Ps.9.6 billion, over 2011. As a percentage of revenues, depreciation and amortization for 2012 decreased slightly to 13.4% compared to 13.6% for 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, depreciation and amortization for 2012 increased by 7.1% over 2011.

Operating Income

Operating income for 2012 increased by 1.6%, or Ps.2.5 billion, over 2011.

Operating margin (operating income as a percentage of operating revenues) for 2012 was 20.3% compared to 22.4% for 2011. The decrease in our operating margin for 2012 was due principally to higher subscriber acquisition costs, increased content charges for our paid television business, higher royalty payments and increased costs to support the growth of our business, particularly the mobile data business.

Net Interest Expense

Net interest expense (interest expense less interest income) for 2012 increased by 37.3%, or Ps.5.2 billion, over 2011, attributable to a higher level of net debt.

Exchange Gain (Loss), Net

We recorded a net exchange gain of Ps.7.4 billion for 2012, compared to a net exchange loss of Ps.22.4 billion for 2011. The net exchange gain in 2012 was primarily attributable to the appreciation of the Mexican peso against various currencies, particularly the U.S. dollar and the Brazilian real.

Valuation of Derivatives and Other Financial Items, Net

We recognized a net fair value loss and other financial expenses of Ps.7.8 billion for 2012, compared to a gain of Ps.8.2 billion for 2011. This item principally reflected changes in the valuation of the derivative instruments we use to hedge against exchange rate risk on our indebtedness, reflecting the appreciation of the Mexican peso against various currencies.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 33.5% for 2012, compared to 31.4% for 2011, primarily due to the net effect of inflation and interest rates on our interest deductions and changes in the fair value of our derivatives and non-deductible expenses.

Net Profit

We recorded net profit of Ps.92.1 billion for 2012, an increase of 4.6%, or Ps.4.0 billion, over 2011. This increase primarily reflected an increase of Ps.2.5 billion in our operating income and a net exchange gain of Ps.7.4 billion, partially offset by a net fair value loss and other financial expenses of Ps.7.8 billion and an increase of Ps.5.9 billion in income tax.

Liquidity and Capital Resources

As of December 31, 2012, we had net debt (total debt minus cash and cash equivalents) of Ps.372.2 billion, compared to Ps.321.5 billion at December 31, 2011. The increase in our net debt is due, among other things, to indebtedness we incurred to finance our acquisition of shares in Koninklijke KPN N.V. (“KPN”) and Telekom Austria AG. As of December 31, 2012, cash and cash equivalents amounted to Ps.45.5 billion, compared to Ps.59.1 billion as of December 31, 2011.

Our total indebtedness as of December 31, 2012 was Ps.417.7 billion, of which Ps.13.6 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.204.5 billion, or 49%, of our total indebtedness as of December 31, 2012 was denominated in U.S. dollars. Approximately Ps.29.2 billion, or 7%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.388.5 billion, or 93%, bore interest at fixed rates.

The maturities of our long-term debt as of December 31, 2012 were as follows:

Years	Amount
(in millions of Mexican pesos)
2014	Ps. 25,029
2015	38,146
2016	42,849
2017	31,731
2018 and thereafter	266,293

Total	Ps. 404,048

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of December 31, 2012, the net fair value of our derivatives and other financial items was a liability of

Ps.2.2 billion.

During 2012, we used approximately Ps.130.9 billion to fund capital expenditures, including for new 4G or LTE technology, network deployment and network capacity, and Ps.14.6 billion to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program: during 2012, we repurchased approximately 1,146 million Series L shares and 4 million Series A shares for an aggregate purchase price of Ps.18.3 billion.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil and 12 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of December 31, 2012.

Country	Principal Brands	Principal Businesses
Mexico	Telcel Telmex	Wireless Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro Embratel Net	Wireless, satellite Fixed Line, Pay TV Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Claro	Wireless, fixed line, Pay TV
Costa Rica	Claro	Wireless
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

The following table sets forth, as of December 31, 2012 and 2011, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%.

The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; and (c) Central America and Caribbean refers to Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Puerto Rico.

	As of December 31,
	2011	2012
	(in thousands)
Wireless subscribers:
Mexico	65,678	70,366
Brazil*	60,380	65,238
Southern Cone	26,281	27,432
Colombia	28,819	30,371
Andean Region	22,311	24,639
Central America and Caribbean	18,524	21,119
United States	19,762	22,392

Total wireless subscribers	241,755	261,557

RGUs:
Mexico	22,766	22,669
Brazil*	23,588	28,587
Southern Cone	1,336	1,508
Colombia	3,549	4,195
Andean Region	864	1,121
Central America and Caribbean	5,781	6,061

Total RGUs	57,884	64,141

*	Includes wireless subscribers and RGUs of Net Serviços for both 2011 and 2012.

Our principal operations are:

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A. de C.V. is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil. Several of our subsidiaries operating under the unified brand Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A., together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passed 16.6 million homes as of December 31, 2012.

•

Southern Cone. We provide wireless telecommunications services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay under the Claro brand. In Chile and Paraguay, we offer nationwide Pay TV services under the Claro brand.

•

Colombia. We provide wireless telecommunications services under the Claro brand in Colombia, where we are the largest wireless provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Claro brand, where our network passed 6.4 million homes as of December 31, 2012.

•

Andean Region. We provide wireless telecommunications services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 968 thousand homes, and Ecuador, where our network passed 481 thousand homes as of December 31, 2012.

•

Central America. We provide fixed-line and wireless telecommunications and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and wireless telecommunications services in Costa Rica. Our Central American subsidiaries provide all services under the Claro brand.

•

The Caribbean. We provide fixed-line, wireless telecommunications and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers. Our Caribbean subsidiaries provide all services under the Claro brand.

•

United States. Our subsidiary TracFone Wireless Inc. is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

RECENT DEVELOPMENTS

For information on recent developments since the filing of our 2011 Form 20-F, see “Recent Developments” in our report on Form 6-K filed with the SEC on November 27, 2012. The information presented below concerns recent developments since the filing of such report on Form 6-K through the date of this report on Form 6-K.

KPN’s Rights Issue and Relationship Agreement

We intend to participate in KPN’s announced €3 billion rights issue in proportion to our current ownership in KPN’s total share capital. In the context of that participation, we have entered into a relationship agreement with KPN which, among other provisions, grants us the ability to designate two individuals for appointment to KPN’s supervisory board. For more information, see our report on Form 6-K filed with the SEC on February 20, 2013.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges(1) for the years ended December 31, 2012 and 2011, in accordance with International Financial Reporting Standards. The ratio for the year ended December 31, 2012 is based on unaudited preliminary results and, accordingly, is subject to change.

Year ended December 31, 2011	Year ended December 31, 2012
6.4	6.0

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Board of Governors of the Federal Reserve System expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
August	13.3959	13.0597		13.2401
September	13.1781	12.7409		12.8630
October	13.0925	12.7054		13.0877
November	13.2531	12.9171		12.9171
December	13.0125	12.7202		12.9635
2013
January	12.7891	12.5857		12.7344
February (through February 15)	12.7556	12.6260		12.6883

(1)	Average of month-end rates.

The noon buying rate published by the Board of Governors of the Federal Reserve System on February 15, 2013 (the latest practicable date prior to the date hereof), was Ps.12.6883 to U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer